Filed by: Gold Kist Holdings Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Commission File No. 333-116066

Subject Company: Gold Kist Inc.

Commission File No.: 002-62681

Date: August 18, 2004

A copy of a slide presentation to be used in meetings with certain members of Gold Kist Inc. is being filed as Appendix A to this filing. Appendix A is incorporated herein by reference.

The proposed conversion will be submitted to members of Gold Kist for their consideration, and Gold Kist Holdings Inc. has filed with the Securities and Exchange Commission a registration statement on Form S-4 relating to the conversion. Members of Gold Kist are urged to read the registration statement and the accompanying documents. These documents contain important information about the conversion and are available for free on the SEC web site at www.sec.gov.

The material in this filing contains “forward-looking statements” as defined in Section 27A of the Securities Act and Section 21E of the Securities Exchange Act, including those statements regarding the proposed conversion, initial public offering and use of proceeds there from and the benefits of the conversion, including our ability to grow, access other financial resources, strengthen our financial position and build stockholder value. You should read these statements carefully because they discuss future expectations, contain projections or our results of operations or financial condition and/or state other forward-looking information. These statements may also involve risks and uncertainties that could cause our actual results of operations or financial condition to materially differ from our expectations in this filing. For example, although approved by our Board of Directors, the conversion is required to be approved by the members of Gold Kist and is subject to the satisfaction of other conditions, including the completion of the initial public offering by Gold Kist Holdings Inc. Other risks to our completion of the conversion include market conditions for corporate equity securities generally, for the securities of poultry and other protein and agribusiness companies and for the common stock being offered by Gold Kist Holdings, in particular. In addition, in its sole discretion, the Board of Directors may amend the amended and restated plan of conversion or terminate or withdraw the plan of conversion or the initial public offering at any time. There can be no assurances that the conversion and the initial public offering will be completed. When reviewing and considering this filing, you should also keep in mind the risk factors and other cautionary statements contained in our filings made with the Securities and Exchange Commission.

Any forward-looking statements in this filing are based on certain assumptions and analyses made by us in light of our experience and perception of historical trends, current conditions, expected future developments and other factors that we believe are appropriate under the current circumstances. However, events may occur in the future that we are unable to accurately predict, or over which we have no control. Forward-looking statements are not a guarantee of future performance and actual results or developments may differ materially from expectations. You are therefore cautioned not to place undue reliance on such forward-looking statements. We do not intend to update any forward-looking statements contained in this filing.

Welcome Gold Kist Members

Forward Looking Statements Disclaimer

The material in this presentation contains “forward-looking statements” as defined in Section 27A of the Securities Act and Section 21E of the Securities Exchange Act, including those statements regarding the amounts of patronage earnings to be distributed to Gold Kist’s members for fiscal periods not yet completed, the proposed conversion, initial public offering and use of proceeds therefrom and the benefits of the conversion, including our ability to grow, access other financial resources, strengthen our financial position and build stockholder value. You should read these statements carefully because they discuss future expectations, contain projections or our results of operations or financial condition and/or state other forward-looking information. These statements may also involve risks and uncertainties that could cause our actual results of operations or financial condition to materially differ from our expectations in this presentation. For example, although approved by our Board of Directors, the conversion is required to be approved by the members of Gold Kist and is subject to the satisfaction of other conditions, including the completion of the initial public offering by Gold Kist Holdings Inc. Other risks to our completion of the conversion include market conditions for corporate equity securities generally, for the securities of poultry and other protein and agribusiness companies and for the common stock being offered by Gold Kist Holdings, in particular. In addition, in its sole discretion, the Board of Directors may amend the plan of conversion or terminate or withdraw the plan of conversion or the initial public offering at any time. There can be no assurances that the conversion and the initial public offering will be completed. When reviewing and considering this presentation, you should also keep in mind the risk factors and other cautionary statements contained in our presentations made with the Securities and Exchange Commission.

Any forward-looking statements in this presentation are based on certain assumptions and analyses made by us in light of our experience and perception of historical trends, current conditions, expected future developments and other factors that we believe are appropriate under the current circumstances. However, events may occur in the future that we are unable to accurately predict, or over which we have no control. Forward-looking statements are not a guarantee of future performance and actual results or developments may differ materially from expectations. You are therefore cautioned not to place undue reliance on such forward-looking statements. We do not intend to update any forward-looking statements contained in this presentation.

The proposed conversion will be submitted to members of Gold Kist for their consideration, and Gold Kist Holdings Inc. has filed with the Securities and Exchange Commission a registration statement on Form S-4 relating to the conversion that was declared effective on August 13, 2004. You are urged to read the registration statement and the accompanying documents. These documents contain important information about the conversion. A copy of these documents has been delivered to you and is available for free on the SEC web site at www.sec.gov.

Your Board unanimously recommends approval of this proposal to:

Convert from a cooperative association to a for-profit corporation

Conduct an initial public offering

As you know, this proposed conversion will allow us to:

Deliver value to equity holders

Cash

Stock

Address other corporate needs (such as pay down debt)

How will this happen?

Cast Your Vote

We will market and sell shares of the New Gold Kist to the investment community

Institutional Investor

Mutual Funds

Pension Plans

Individuals

Who will make this happen?

Investment Banker Underwriters

Merrill Lynch & Co.

JPMorgan

SunTrust Robinson Humphrey

Piper Jaffray

Harris Nesbitt

Initial Public Offering Process:

Time Line

Marketing Plan

Pricing the IPO

Role of Shareholders

Your New Gold Kist Packet

Patron Equity Report

Ballot

Gold Return Envelope

Instruction Letter

Prospectus

Redemption Request Form

Taxpayer Identification Form

White Return Envelope

Patron Equity Report

Your Equity through Fiscal Year 2004

Estimated Additional Distribution

Total Estimated Proceeds

Your Equity Through FY 2004

Examples of Total Estimated Proceeds

Ballot

Mark your ballot

Remember to sign and date

Must be received by Sept. 8

Irrevocable once submitted

Return Envelope

Return Ballot to SunTrust Bank using GOLD envelope

Ballot must be received by Sept. 8

Prospectus

Very Important Document

Read Carefully

See your Financial Advisor

Redemption Request Form

Chose amount of cash you would like to receive for your non-qualified notified equity

Does not guarantee that you will receive this cash amount

See your Financial Advisor

Taxpayer Identification Form

The Tax Identification Number is your Social Security Number unless your farm is a partnership or corporation

Tax Consequences

Cash

Redemption

Conversion

Stock

No Immediate Tax Implications

Short and Long Term Capital Gains

White Return Envelope

Return in this envelope

Redemption Request Form

Taxpayer Identification Form

Documents must be received by Sept. 15

Instruction Letter

Read the documents

Mark your Ballot and return in GOLD envelope as soon as possible. It must be received by Sept. 8

Complete Redemption Request Form and Taxpayer Identification Form and return in WHITE envelope by Sept. 15

NOW is the time for your decision

Cast Your Vote

Gold Kist Information Line 770-393-5359

QUESTIONS?

Thank You forAttending

GOLD
KIST

Broiler Member Premium Allocation

98% of Total Premium

2,400,000 lbs. x 5 cents = $120,000

120,000 x 5 years = $600,000

$600,000 x All poultry growers = $1,160,000,000

$600,000/$1,160,000,000 = 0.000517241 share of poultry premium

.000517241 x $58,839,750 = $30,450

.000517241 x $235,359,000 = $121,800


GOLD
KIST

Hog Member Premium Allocation

2% of Total Premium

2,600,000 lbs. x 5 cents = $130,000

130,000 x 5 years = $650,000

$650,000 x All hog producers = $55,400,000

$650,000/$55,400,000 = 0.011732851 share of pork premium

.011732851 x $1,160,250 = $13,606

.011732851 x $4,641,000 = $54,424

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